

10031577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

AB 7/7

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANK FUND EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SOUTH HIGHWAY 169, SUITE 1800
(No. and Street)

ST. LOUIS PARK (City) MN (State) 55326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/7

OATH OR AFFIRMATION

I, GREGORY HECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANK FUND EQUITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


JEFFREY LYNN PLETCHER
Notary Public - Minnesota
My Commission Expires 1/31/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.

AN S CORPORATION

Financial Statements and
Auditor's Report
December 31, 2009 and 2008

CONTENTS



Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Erik R. Ellingson CPA
Erik J. (Rick) Ellingson CPA
Patti Ellingson CPA
Jane Ellingson Ehresmann CPA

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Bank Fund Equities, Inc., as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements for the year ended December 31, 2008, were audited by another accountant, and he expressed an unqualified opinion on them in his report dated January 29, 2009. In addition, the supplementary information for the year ended December 31, 2008, contained in Schedules I, II and III, was subjected to the auditing procedures applied in the audit of the basic financial statements, and his report stated that it was fairly stated in all material respects to the basic financial statements taken as a whole. He has not performed any auditing procedures on either the financial statements or on the supplementary information since January 29, 2009.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 19, 2010

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 45,777	$ 52,227
TOTAL CURRENT ASSETS	45,777	52,227
OTHER ASSETS		
Investments	19,770	24,710
Notes receivable	22,000	
TOTAL OTHER ASSETS	41,770	24,710
TOTAL ASSETS	$ 87,547	$ 76,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES (NOTE 2)		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Unrealized gain on investments	18,885	22,756
Retained earnings (Deficit)	20,162	5,681
	87,547	76,937
Total Liabilities and Partners' Equity	$ 87,547	$ 76,937

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 17,005	$ 29,381
Interest	658	1,179
TOTAL REVENUES	17,663	30,560
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	3,175	3,100
Miscellaneous	7	305
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	3,182	3,405
NET INCOME	$ 14,481	$ 27,155

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Compreh ensive Income	Retained Earnings	Total
Balance, January 1, 2008	$ 5	$48,495	$34,167	$ (11,474)	$ 71,193
Distributions paid to shareholders				(10,000)	(10,000)
Net change on unrealized gain on investments			(11,411)		(11,411)
Net income				27,155	27,155
Balance, December 31, 2008	$ 5	$48,495	$22,756	$ 5,681	$ 76,937
Distributions paid to shareholders					
Net change on unrealized gain on investments			(3,871)		(3,871)
Net income				14,481	14,481
Balance, December 31, 2009	$ 5	$48,495	$18,885	$ 20,162	$ 87,547

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 14,481	$ 27,155
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Net Cash Flows from Operating Activities	14,481	27,155
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in notes receivable	(22,000)	
Proceeds from investments	1,069	6,119
Net Cash Flows from Investing Activities	(20,931)	6,119
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to shareholders	-	(10,000)
Net Cash Flows from Financing Activities		(10,000)
Net Increase in Cash	(6,450)	23,274
Cash at Beginning of Year	52,227	28,953
Cash at End of Year	$ 45,777	$ 52,227
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bank Fund Equities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business -
Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout Minnesota via independent brokers.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (Le., an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying fmancial statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 2. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2009, the Company had net capital, as computed under the rule, of $62,582, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 3. Related Party Transactions

The Company conducts its operations through office facilities provided by a related party. This affiliate provides fmancial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2009

NET CAPITAL		
Stockholders' Equity	$ 87,547	
Additions:		
Subordinated loans		
		$ 87,547
Deductions:		
Non-allowable items:		
Notes receivable	22,000	
Haircuts on securities	2,965	
		24,965
Net Capital		$ 62,582
BASIC CAPITAL REQUIREMENT		
Net capital		$ 62,582
Minimum net capital required		5,000
Excess Net Capital		$ 57,582
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 62,582
Audit adjustments made for the following:		
Adjusted Net Capital		$ 62,582

See Accountant's Report

BANK FUND EQUITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2009 and 2008

The Company operates on a fully disclosed basis under Rule 15c-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

As Of December 31, 2009 and 2008

The Company is exemept from Rule 15c3-3 under paragraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 19, 2010